Exhibit 4.8

Amendment No. 1 to Technology License Agreement

This Amendment No. 1 (the “Amendment”) to the Technology License Agreement dated July 20, 2005 (the “Agreement”) by and between Alpha and Omega Semiconductor Limited, a Bermuda exempted company (“AOS”) and Agape Package Manufacturing Limited, a Cayman Islands exempted company (“APM”) is entered into as of July [16], 2010, pursuant to Section 11.2 of the Agreement. All expressions not defined in this Amendment shall have the same meaning as they have in the Agreement. Except to the extent modified by this Amendment, all provisions of the Agreement shall remain in full force and effect.

The parties hereby agree to the amendment and restatement of Sections 5.1 and 5.4 of the Agreement as follows:

5.1 Term. Unless earlier terminated as provided below, the term of this Agreement shall initially be five (5) years from the Effective Date, and, unless either party gives a one-hundred-and-eighty (180) days notice of non-renewal prior to the end of the initial term or any extension, this Agreement shall automatically renew for successive one (1) year periods. Subject to APM meeting all terms and conditions of this Agreement and other agreements (if any) between the parties concerning semiconductor package manufacturing services, (a) the license to the Group I Technology granted in Section 2.2 (a) shall remain in effect so long as APM is engaging in the semiconductor package manufacturing business; and (b) the license to the Group II Technology granted in Section 2.2 (b) shall remain in effect during the term of this Agreement.

5.4 Effect of Termination. The provisions of Sections 1, 2.3, 2.4, 5.1, 5.4, 6, 7.3, 8, 10 and 11 shall survive any termination or expiration of this Agreement and shall continue to bind the parties and their permitted successors and assigns. If either party decides not to renew this Agreement by giving a notice of non-renewal pursuant to Section 5.1 above, both parties shall nonetheless provide commercially reasonable cooperation to effect an orderly transition. Except as set forth in this Agreement, all other rights and obligations of the parties under this Agreement shall terminate upon the effective date of the termination or expiration of this Agreement, and neither party shall have any liability to the other as a result of such termination or expiration.

IN WITNESS WHEREOF, the parties have executed this Amendment below to indicate their acceptance of its terms.

Alpha and Omega Semiconductor Limited		Agape Package Manufacturing Limited

Signature:	/s/ Yueh-Se Ho	Signature:	/s/ Min Tzuan Juang
Name:	Yueh-Se Ho	Name:	Min Tzuan Juang
Title:	Chief Operating Officer	Title:	Chairman